**United States**
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

### CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

## June 1, 2015
Date of report *(date of earliest event reported)*

| Commission File No. | Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No. | IRS Employer Identification No. |
|---|---|---|
| 000-49965 | **MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com | 39-2040501 |
| 000-1125 | **Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com | 39-0444025 |

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01. Entry into a Material Definitive Agreement.**

On June 1, 2015, MGE Energy, Inc. (MGEE) entered into a Credit Agreement dated as of June 1, 2015 (MGEE Credit Agreement) with various financial institutions, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent. Also on June 1, 2015, Madison Gas and Electric Company (MGE) entered into a Credit Agreement dated as of June 1, 2015 (MGE JPM Credit Agreement) with various financial institutions, as lenders, and JPMorgan Chase Bank, N.A., as administrative agent, and a Credit Agreement dated as of June 1, 2015 (MGE USB Credit Agreement) with various financial institutions, as lenders, and U.S. Bank National Association, as administrative agent. The MGEE Credit Agreement, the MGE JPM Credit Agreement, and the MGE USB Credit Agreement are collectively referred to as the Credit Agreements. See Item 2.03 below for a description of the Credit Agreements and related information.

**Item 1.02. Termination of a Material Definitive Agreement.**

On June 1, 2015, in connection with the entry into the MGEE Credit Agreement, MGEE terminated its existing Credit Agreement dated as of July 30, 2010, as amended, with various financial institutions, as lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent.

Also on June 1, 2015, in connection with the entry into the MGE JPM Credit Agreement and the MGE USB Credit Agreement, MGE terminated its existing Credit Agreement dated as of July 30, 2010, as amended, with various financial institutions, as lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent.

**Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

*MGEE Credit Agreement*

On June 1, 2015, MGEE entered into the MGEE Credit Agreement. Under the MGEE Credit Agreement, MGEE may borrow funds on a revolving credit basis, and may request letters of credit, all in a maximum amount outstanding not to exceed $50 million. The MGEE Credit Agreement has an initial term expiring on June 1, 2020. MGEE may request up to two, one-year extensions of that term, which, if granted by the lenders in their sole discretion, would cause the MGEE Credit Agreement to expire on June 1, 2022. The MGEE Credit Agreement also allows MGEE to request increases in the aggregate commitments, and therefore the aggregate amount available for borrowing, up to an additional $25 million. Any such increase is subject to the existing lenders, new lenders, or some combination of both, agreeing in their sole discretion to increase the existing commitments or extend new commitments.

*MGE JPM Credit Agreement and MGE USB Credit Agreement*

On June 1, 2015, MGE entered into the MGE JPM Credit Agreement and the MGE USB Credit Agreement.

- Under the MGE JPM Credit Agreement, MGE may borrow funds on a revolving credit basis, and may request letters of credit, all in a maximum amount outstanding not to exceed $60 million. The MGE JPM Credit Agreement allows MGE to request increases in the aggregate commitments, and therefore the aggregate amount available for borrowing, up to an additional $30 million. Any such increase is subject to the existing lenders, new lenders, or some combination of both, agreeing in their sole discretion to increase the existing commitments or extend new commitments.

- Under the MGE USB Credit Agreement, MGE may borrow funds on a revolving credit basis in a maximum amount outstanding not to exceed $40 million.

Both the MGE JPM Credit Agreement and the MGE USB Credit Agreement have a term expiring on June 1, 2020, subject to obtaining necessary regulatory approvals. The current regulatory authorization expires on December 31, 2015; however, MGE expects to file for, and obtain, authorization effectively extending that date initially to December 31, 2018, and ultimately to at least June 1, 2020. In the case of the MGE JPM Credit Agreement only, MGE may request up to two, one-year extensions of that term, which, if granted by the lenders in their sole discretion, would cause the June 1, 2020, date to become June 1, 2022.

*Credit Agreements*

Borrowings under the Credit Agreements may bear interest at a rate based upon either a "floating rate" or a "Eurodollar Rate" adjusted for statutory reserve requirements, plus an adder based upon the credit ratings assigned to MGE's senior unsecured long-term debt securities.

- The "floating rate" is calculated on a daily basis as the highest of a prime rate, a Federal Funds effective rate plus 0.5% per annum, or a Eurodollar Rate for a one-month interest period plus 1%. The adder ranges from zero to 0.125%.

- The "Eurodollar Rate" is calculated as provided in the Credit Agreements. The adder ranges from 0.625% to 1.125%.

Interest based upon a floating rate is payable monthly. Interest based upon a Eurodollar Rate is payable on the last day of the selected interest period, unless that interest period exceeds three months, in which case it is also payable on the three-month anniversary of the first day of the selected interest period.

The Credit Agreements contain customary representations and warranties, covenants and events of default. Each Credit Agreement requires the borrower thereunder to maintain a ratio of consolidated indebtedness to consolidated total capitalization not to exceed a maximum of 65%. In the case of MGE, the ratio calculation excludes assets, liabilities, revenues, and expenses included in MGE's financial statements as the result of the consolidation of "variable interest entities," such as MGE Power West Campus and MGE Power Elm Road.

A change of control constitutes a default under each of the Credit Agreements. Under the Credit Agreements, change in control events are defined as (i) a failure by MGEE to hold 100% of the outstanding voting equity interest in MGE or (ii) the acquisition of beneficial ownership of 30% or more of the outstanding voting stock of MGEE by one person or two or more persons acting in concert.

Copies of the Credit Agreements are filed as exhibits to this Current Report on Form 8-K and reference is made to those exhibits for the text describing the terms, conditions and provisions of the Credit Agreement.

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Forward-Looking Statements

Except for the historical information contained herein, certain of the matters discussed in this report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. The factors that could cause actual results to differ materially from the forward-looking statements made by MGEE and MGE include those factors discussed herein, as well as the items discussed in MGEE's and MGE's 2014 Annual Report on Form 10-K—ITEM 1A. Risk Factors, and other factors discussed in filings made by MGEE and MGE with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGEE nor MGE undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this report, except as required by law.

**Item 9.01. Financial Statements and Exhibits.**

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

| Exhibit No. | Description |
| --- | --- |
| 10.1 | Credit Agreement dated as of June 1, 2015, among MGE Energy, Inc., as Borrower, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent. |
| 10.2 | Credit Agreement dated as of June 1, 2015, among Madison Gas and Electric Company, as Borrower, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent. |
| 10.3 | Credit Agreement dated as of June 1, 2015, among Madison Gas and Electric Company, as Borrower, various financial institutions and U.S. Bank National Association, as Administrative Agent. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

**MGE Energy, Inc.**
**Madison Gas and Electric Company**
*(Registrants)*

Date: June 2, 2015                    /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

**MGE Energy, Inc.**

**Exhibit Index to Form 8-K**
**Dated June 1, 2015**

| Exhibit No. | Description |
| --- | --- |
| 10.1 | Credit Agreement dated as of June 1, 2015, among MGE Energy, Inc., as Borrower, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent. |

**Madison Gas and Electric Company**

**Exhibit Index to Form 8-K**
**Dated June 1, 2015**

| Exhibit No. | Description |
| --- | --- |
| 10.2 | Credit Agreement dated as of June 1, 2015, among Madison Gas and Electric Company, as Borrower, various financial institutions and JPMorgan Chase Bank, N.A., as Administrative Agent. |
| 10.3 | Credit Agreement dated as of June 1, 2015, among Madison Gas and Electric Company, as Borrower, various financial institutions and U.S. Bank National Association, as Administrative Agent. |